The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

March 11, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: BlackStar Enterprise Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 22, 2021

File No. 333-257978

To Whom it May Concern:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Registration Statement on Form S-1/A (File No. 333-257978) in a letter dated December 28, 2021.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors Related To Our Business, page 8

1.	Referencing your responses to prior comments 4 and 5 and your disclosures on pages 31-33, please add a risk factor discussing the risks related to operating your Digital Trading Platform and partnering with or purchasing a broker dealer or an alternative trading system. Please also revise to include risk factor disclosure regarding the digital shares.

ANSWER: BlackStar has provided two additional risk factors beginning on page 18: one relating to the Digital Trading Platform and digital shares, and one regarding partnering with a broker dealer/alternative trading system.

Item 9. Description of Securities

Digital Shares, page 25

2.	Referencing your response to prior comment 1 and the new disclosures to further describe the digital shares, please revise to:

•          clarify the statement that "the share underlying the convertible notes will likely be in book-entry form" to explain why the form of the securities is uncertain or advise; and

•	elaborate on any plans to engage a custodian for the BlackStar digital trading platform, describing in further detail the security and custodial protections to be provided to digital equity holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and reporting of customers’ assets).

ANSWER: BlackStar has clarified that the noteholders have the ability to elect upon conversion the form of the securities (whether paper or digital) on page 29. The custodial duties of the platform have been clarified in the added risk factor relating to partnering with a broker dealer/alternative trading system on page 18 – the duties of settlement, safekeeping, and reporting of customers’ assets will remain with traditional broker dealer retained by customers for their own account. The duties are also touched on in various sections throughout.

3.	Referencing your response to prior comment 2 and the new disclosures on plans to issue Digital Shares and BlackStar Digital Equity in lieu of the current form of your common shares, please clarify whether BlackStar Digital Equity will be uncertificated and what differentiates “BlackStar Digital Equity” and “Digital Shares” from electronic shares generally and from the shares registered on this registration statement. Consider refining your definitions or providing a tabular presentation of the material characteristics of each of the Digital Shares and the shares being registered here to highlight the material differences.
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ANSWER: BlackStar has clarified throughout the document that the BlackStar Digital Equity is merely a digital form of BlackStar common stock equivalent to an existing electronic share, also known as a digital share, that will be traded on the BDTP TM. The Company has also clarified that the shares of common stock being registered herein are not BlackStar Digital Equity.

4.	Referencing the new disclosure on page 27 “In the future, the option to select BlackStar Digital Equity will be made available to shareholders of DWAC eligible registered common stock or free trading shares, after the BDTP TM platform is operational,” please clarify how the option will be communicated and the mechanics of the selection and exchange, including a step-by-step description of any steps holders must take to transfer the shares for trading on the future BlackStar Digital Trading Platform and the role of the transfer agent and others in that process.

ANSWER: The Company has further discussed the communication of the operationality and the roles of the transfer agents and broker dealers in the platform on page 29 and in other sections where it seemed relevant to further define the roles.

5.	We note your disclosure on page 30 that "BlackStar is currently building the referenced digital equity trading platform in order to trade BlackStar shares as registered Digital Shares, only after the securities have been registered with the Securities and Exchange Commission." We also note that the common shares are registered under Section 12(g) of the Securities Exchange Act of 1934. Please revise to clearly state whether the digital shares are fungible with the common shares, and address whether there will be differences in how the common shares trade as compared to the digital shares. If you intend for there to be a single class of securities, please provide us with your legal analysis as to why the issuance of digital shares and BlackStar digital equity will not represent the issuance of a security different from the common stock. In your response, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights and privileges under applicable state law.

ANSWER: BlackStar Digital Equity are an encrypted electronic representation of fungible shares of common stock. All common stockholders of BlackStar are treated identically with respect to rights and privileges, no matter the form of share held, whether digital/electronic or paper. The common stock class of securities is a single class. Further, the ability to use the platform was clarified to “free-trading” shares as opposed to registered shares, simply to exclude restricted shares from being traded. The Company has not given any additional rights and privileges to BlackStar Digital Equity and has made clarifications throughout the document that they are simply equivalent to electronic shares that are already in existence (e.g. DWAC), and thus, the single class of common stock remains unchanged. The modification on the existing trading regime that BlackStar is creating is that there will be an additional pathway for shareholders of common stock to sell their shares or buy shares being sold by others. All shareholders may use the platform as soon as any paper-certificated shares are transferred to electronic shares. The Company has also clarified that the trading platform will be sending encrypted buy/sell information for electronic shares and logging the trades on the blockchain – all trade execution and custodial duties will be handled by broker dealers, transfer agents, clearing firms, and DTCC as they already exist.

Item 11. Description of the Business

Current Business

BlackStar Digital Trading Platform TM, page 30

6.	Referencing your response to prior comment 6, please further describe the security measures that will be in place to protect the theft or loss of digital equity, including custodial responsibilities and any division thereof.

ANSWER: Please see the additional description of custodial responsibilities in the risk factor on page 18.

7.	Please further clarify the statement that the indication of interest feature for future offerings, which you refer to as the 'Internet Digital Offering TM' or 'IDO TM' would include a "method of facilitating a public offering for a company on an immutable blockchain comprising drafting a preliminary prospectus by the company interested in raising capital."

ANSWER: Please see the additions to the IDO description beginning on page 32.

8.	Please revise to provide clear disclosure about the platform under this heading. In addition, and in this vein, please revise your disclosure to explain the following assertions:

•	“The Company intends to integrate BDTP TM with the existing FINRA and SEC regulated brokerage ecosystem in order to trade BlackStar digital shares;”
•	“The intent of BDTP TM is to complement, compete with, and create arbitrage price opportunity with the market makers in the brokerage ecosystem;”
•	“The Company’s BDTP TM cash trading market concept will be similar to the spot market in commodities trading wherein the last trade would represent a cash buyer and a willing seller delivering registered shares;”
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•	“BlackStar believes that a spot market could promote shareholder confidence, produce liquidity from price movement or arbitrage, and offer low cost of entry and easy access to Bid and Offer prices for both shareholders and speculators;” and
•	“An additional benefit to the spot market is that it is designed to be decentralized, shielding it from malicious short selling that is present in other parallel markets.”

ANSWER: The Company has removed and/or added detail as necessary to further clarify this section in accordance with the above statements.

Regulatory Challenges, page 33

9.	Noting your response to prior comment 8 and references to the CFTC, please clarify why you reference the CFTC and whether CFTC regulations will apply to operation of the BlackStar digital trading platform. If not applicable, please remove such references.

ANSWER: The Company does not believe that the CFTC regulations will apply to the platform at this time, and reference regarding the platform has been removed.

10.	We note that the disclosure includes statements about regulatory authorities and required approvals or access to information. Please explain in greater detail the partnerships or access to which you refer, or remove these references. In addition, please clarify what the terms "Certificate Holder" and "Certificate Authorities" mean. For example purposes only, we note the following statements:

•	“The BDTP TM is a private blockchain with privately appointed Certificate Holders that can access the blockchain (e.g. regulatory agencies);” and
•	“We intend to trade only registered shares of BEGI on our blockchain platform, and to enable the SEC, FINRA and BlackStar to be the Certificate Authorities on the blockchain trading platform once implemented.”

ANSWER: The Company has clarified the meaning of Certificate Holder on page 32 and otherwise removed certain references. The information stored on the blockchain could be made accessible to regulators should that be requested by those agencies, with the aim of transparency of trade data.

We hope these revisions and responses satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert

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